UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-09444

CEDAR FAIR, L.P.

(Exact name of registrant as specified in its charter)

One Cedar Point Drive, Sandusky, Ohio 44870-5259

(419) 626-0830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Units (Representing Limited Partner Interests)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

On July 1, 2024, Cedar Fair, L.P. merged with and into CopperSteel HoldCo, Inc., with CopperSteel HoldCo, Inc. continuing as the surviving entity and subsequently changing its name to Six Flags Entertainment Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934 Six Flags Entertainment Corporation, as successor in interest to Cedar Fair, L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 12, 2024	Six Flags Entertainment Corporation (as successor in interest to Cedar Fair, L.P.) By: /s/ Brian C. Witherow Name: Brian C. Witherow Title: Chief Financial Officer